Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Dawson Geophysical Company:

We consent to the incorporation by reference in the Registration Statement (No. 333-146460) on Form S-8, and (No. 333-180563) on Form S-3, of Dawson Geophysical Company of our reports dated December 5, 2012, with respect to the consolidated balance sheets of Dawson Geophysical Company as of September 30, 2012 and 2011, and the related consolidated statements of earnings, stockholders’ equity and other comprehensive income (loss), and cash flows, for each of the years in the three-year period ended September 30, 2012, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of September 30, 2012, which reports appear in the September 30, 2012 annual report on Form 10-K of Dawson Geophysical Company.

KPMG LLP

Dallas, Texas

December 5, 2012